Exhibit 12.2
LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	September 30,
(Dollars in millions)	2015	2014	2013	2012	2011
Income from continuing operations before interest charges and income taxes	$184.8	$163.0	$89.6	$93.5	$102.3
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	3.3	2.1	2.0	1.6	1.8
Total Earnings	$188.1	$165.1	$91.6	$95.1	$104.1

Interest on long-term debt	$33.1	$34.4	$24.9	$22.9	$23.1
Other interest	3.3	3.0	1.2	2.2	2.4
Add: One third of applicable rentals charged to operating expense (which approximates the interest factor)	3.3	2.1	2.0	1.6	1.8
Total Fixed Charges	$39.7	$39.5	$28.1	$26.7	$27.3

Ratio of Earnings to Fixed Charges	4.74	4.18	3.26	3.56	3.81